02028157

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089

Our reference

Date March 26, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "The Principal Financial Group to acquire Zurich Afore in Mexico" dated March 26, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

Enclosure

dlw 4/1

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

The Principal Financial Group to acquire Zurich Afore in Mexico

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, March 26, 2002 – On March 25, 2002 Zurich Financial Services Group (Zurich) and The Principal Financial Group (The Principal) confirmed in Mexico City, that they have entered into an agreement by which The Principal will acquire Zurich Afore, Zurich's private retirement fund management company in Mexico. With the acquisition of Zurich Afore, Principal Afore is expected to increase its market share to more than 8%. The agreement is still subject to the approval of the Mexican authorities.

Rolf Gafner, CEO of Zurich Group Mexico said: "This transaction reflects Zurich's strategy and intent to further concentrate our efforts in Mexico in the areas of property & casualty and life in the consumer and corporate segments, as well as risk engineering in the corporate segment".

Zurich's insurance business in Mexico has outgrown the market, closing 2001 with a gross written premiums of over USD 280 million. This reflects a real growth of more than 55%, compared with the 13% rate of the total market. Regarding gross written premiums, Zurich Group Mexico is ranked 4th in property & casualty, and 7th overall as of year end 2001. Mexico plays a key role for Zurich's commitment to the Latin American market.

Zurich Group Mexico is a business unit of Zurich Financial Services Group and has more than USD 280 million in gross written premiums. It employs more than 400 people in Mexico City and in 6 regional offices.

ZURICH
FINANCIAL SERVICES

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com